1400 Fountaingrove Parkway Santa Rosa, CA 95403	www.keysight.com

March 6, 2020
VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Attn: Tara Harkins

Re:    Keysight Technologies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2019
Filed December 18, 2019
File No. 001-36334

Dear Ms. Harkins:
This letter responds to the letter (the “Comment Letter”) dated February 21, 2020 including the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2019 of Keysight Technologies, Inc. (“Keysight” or the “Company”).  For the convenience of the Staff, we have included in bold text the Staff’s comment with our responses.
Form 10-K for the Fiscal Year Ended October 31, 2019
Note 20. Segment Information, page 99

1.
We note that you completed an organizational change during the first quarter of fiscal 2020 to manage your Ixia Solutions Group within your Communications Solutions Group and that as a result you will now have two reportable operating segments. Please describe to us in greater detail the specific changes made to your organization as part of this realignment, discuss how the management structure was modified and what changes were made to the discrete financial information that is available or reported to the CODM. Explain to us how you determined your operating segments and reportable segments in accordance with ASC 280-10-50-1 and 50-10. To the extent that you aggregate your operating segments, please provide us with your analysis under ASC 280-10-50-11.

Response: We completed an organizational change in the first quarter of fiscal 2020 to manage our Ixia Solutions Group (“ISG” or “Ixia”) within our Communications Solutions Group (“CSG”) to enable us to create improved go-to market and product development alignment as well as accelerate solution synergies as new technologies emerge.
Changes to the Organization Effective Q1 of Fiscal 2020
We have implemented several initiatives to leverage synergies and drive action around an end-to-end communications portfolio, including the following:

•
Effective in Q1 of fiscal 2020, Ixia has been organized into CSG as the newly created Network Applications and Security (“NAS”) industry solutions team (“IST”), which is one of four CSG ISTs. ISTs manage product and business development resources to address industry solutions but do not

Ms. Tara Harkins
Securities and Exchange Commission
March 6, 2020

directly manage manufacturing, sales, group-managed product development or any of the corporate infrastructure functions.

◦	Effective November 1, 2019, the Ixia Senior Vice President (“SVP”) reports to the CSG SVP as the head of NAS. Prior to this change, the Ixia SVP reported directly to the CEO.

◦
As the newly formed NAS is now one of the Company’s seven ISTs, only orders and revenue are included in the monthly executive financial package provided to the CEO (our CODM). Before the reorganization, more comprehensive performance metrics were provided for Ixia as a separate solutions group, as described below under “Determination of Operating Segments.”

•
The Ixia sales team, which was previously a standalone sales organization, has been integrated into Keysight’s regional sales teams. With the integration, the new sales organization has the opportunity to sell any IST solution, including NAS.

•	The Ixia research and development (“R&D”) team, which previously worked independently, has been integrated into CSG to optimize R&D through collaborative development efforts across CSG.
These organizational changes had no impact to our other solutions group, Electronic Industrial Solutions Group (“EISG”).
Determination of Operating Segments
Effective November 1, 2019 and in accordance with ASC 280-10-50-1, we have determined that Keysight has two operating segments, CSG and EISG (the “solution groups”). Key factors supporting this conclusion are as follows:

•	CSG and EISG each engage in business activities from which it earns revenue and incurs expenses as described below.

◦
CSG, which includes the Wireless Devices and Operators IST, the Internet Infrastructure IST, the NAS IST, and the Aerospace, Defense and Government IST, serves customers spanning the worldwide commercial communications and aerospace, defense and government end markets. The group’s solutions consist of electronic design and test software, instruments, systems and related services. These solutions are used in the simulation, design, validation, manufacturing, installation and optimization of electronic equipment networks.

◦
EISG, which includes the General Electronics Measurement IST, the Semiconductor Measurement IST, and the Automotive and Energy IST, provides test and measurement solutions and related services across a broad set of electronic industrial end markets, focusing on high-value applications in the automotive and energy industry and measurement solutions for consumer electronics, education, general electronics design and manufacturing, and semiconductor design and manufacturing. The group provides electronic design and test software, instruments and systems and related services used in the simulation, design, validation, manufacturing, installation and optimization of electronic equipment.

◦
A significant portion of CSG and EISG expenses arise from the Keysight Infrastructure Organization (“KIO”), which provides shared services and infrastructure company-wide to realize economies of scale and efficiently use resources. We manage these services at the corporate level and allocate to the solution groups all KIO costs, such as legal, accounting, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Allocations are determined on a basis that we consider to be a reasonable reflection of the utilization of services provided to or benefits received by the group.

Ms. Tara Harkins
Securities and Exchange Commission
March 6, 2020

•	CSG and EISG results are regularly reviewed by Keysight’s CEO, who is our CODM, to allocate resources and assess performance.

◦
An Executive Summary of Financial Results (“ESFR”) is prepared monthly and reviewed by the CODM. The ESFR is an internal comprehensive management financial package that provides the following information:

•
Performance metrics and analysis for consolidated Keysight, CSG and EISG, including orders, revenue, cost of sales, gross margin, operating expenses, operating margin, inventory and DOH, AR and DSO, PP&E, backlog, ROIC and headcount compared to plan and forecast;

•	Invested capital calculations for consolidated Keysight, CSG and EISG;

•	Headcount for total Keysight, CSG, EISG and KIO;

•	Orders and revenue by quarter for consolidated Keysight, CSG and its four ISTs, and EISG and its three ISTs;

•	A summary of actual expenses versus plan and forecast for the KIO;

•	Keysight consolidated non-GAAP revenue and EPS relative to guidance and consensus expectations;

•	Keysight consolidated U.S. GAAP balance sheet, cash flow statement and statement of operations; and

•	A Keysight consolidated reconciliation of U.S. GAAP net income and EPS to non-GAAP figures.

◦
CSG and EISG are each led by an executive officer who reports directly to Keysight’s CEO. CSG and EISG management are held accountable for the performance of the ISTs within their respective solutions group.

◦
The CODM, when allocating resources within Keysight, reviews CSG and EISG results individually and assesses the performance of each solutions group in total (not at the IST level). The financial commitments are established at a Keysight enterprise level, and then the plans are set for the solutions groups. The CODM reviews the budget at the solutions group level (i.e., CSG and EISG), which also includes capital expenditure forecasts for each group.

◦
The CODM is held accountable by Keysight’s Board of Directors for the operational performance of Keysight. The Board regularly reviews the Company’s financial results at the solutions group level (i.e., CSG and EISG).

◦
Keysight refers to the solutions groups when communicating with investors. If additional disaggregated financial information is provided, such financial information is typically order and/or revenue performance by geographic area or end market rather than the performance of the individual ISTs.

◦	Short-term incentive compensation for each solutions group leader is based on revenue growth for their respective solutions group and overall Keysight EPS.

•
Discrete financial information for CSG and EISG is available and regularly reviewed by the CODM. The discrete financial information, including revenue, gross margin and operating margin, is the basis for evaluating segment performance and making decisions about resource allocation.

Determination of Reportable Segments
In accordance with ASC 280-10-50-10, Keysight’s operating segments are CSG and EISG, and each operating segment meets the quantitative thresholds; therefore, CSG and EISG are the Company’s reportable segments.

Ms. Tara Harkins
Securities and Exchange Commission
March 6, 2020

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions with respect to this letter, please contact the undersigned at 707-577-6262.

Sincerely,

/s/ Neil Dougherty Neil Dougherty Senior Vice President and Chief Financial Officer

cc:	Jeffrey Li
Jodi Juskie
John Skinner
Lisa Poole